SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2009

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001-07
NIRE. 35.300.147.952

Publicly-Held Company

MINUTES OF THE GENERAL MEETING OF DEBENTURE HOLDERS UNDER THE 4TH ISSUE OF SIMPLE DEBENTURES BY GAFISA S.A. HELD ON 21 JULY 2009 – 2nd Session.

1. Date, Time and Venue: On 21 July 2009, at 10:30 am, at the headquarters of Gafisa S.A. (“Company”), located in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8501, 19th floor.

2. Call Notice: Notice published in “Diário Oficial do Estado de São Paulo” (Official Gazette of the State of São Paulo) on 25, 26 and 27 June 2009, on pages 27, 42 and 27, respectively, and in Newspaper “O Estado de São Paulo” on 25, 26 and 27 June 2009, on pages B14, B7 and B10, respectively.

3. Attendance:
Upon satisfaction of legal formalities, Debenture Holders representing 97.65% of the outstanding debentures were found in attendance, namely: FI Multimercado Centrais SICREDI (2.4167%) / Sicredi FI Renda Fixa Permium (0.2125%) / MBM Previdência Privada (0.1708%) / FI Renda Fixa CP UNICRED Central RJ (0.1458%) / SICREDI FAPI – Fdo. de Após. Prog. Indiv. (0.0500%) / Sicred FI Renda Fixa IH Previdência (0.0375%) / MBM Seguradora (0.0083%) – Rogério Braga; FI Fator Extra Multimercado (0.9167%) / FI Fator Max Corporativo RF (3.7083%) – Eduardo Boccuzzi; Banco Itaú BBA S.A (6.5458%) – Carolina Bacellar Chicca Xirau and Darcira da Silva Carvalhos Gonçalves; Top Renda Fixa Mix Créd. Priv. LP – FI (11.3250%) / Credit Fix IB Renda Fixa CP LP – FI (1.0667%) / Itaú Flexprev RF (0.1083%) – Luiz Carlos Marinho de Andrade; FI Banestes VIP DI - Ref. LP (0.9167%) / FI Banestes Giro Fix Bonificado - Ref. DI LP (0.1250%) – José Luiz Arantes Silva; Banif Banco de Investimento Brasil S.A (0.4167%) / Banif Banco de Investimento Brasil S.A (2.4375%) – Helena Mendonça de Toledo Arruda; FI RF SERGIPE - Cred. Priv. FI RF Desenv. E Consolidação (8.1250%) / BRZ Crédito Privado FI Multimercado (2.9625%) / BRZ High Yield FI RF Crédito Privado (0.3625%) / Marupa FI Renda Fixa -Credito Privado (3.9292%) / Credito Privado PPM FI Renda Fixa (1.8125%) – Mariano Ceppas Figueiredo; HSBC Bank Brasil S.A (19.05%) – Juliano Corsetti; HSBC FI RF Cred. Priv. LP Performance (18.7500%) / CEREJEIRA FI RENDA FIXA (0.7292%) / HSBC FI RF Cred Priv HDI Seg Perform (0.5208%) – Carlos Shiguenobu Uema and Carlos Roberto Pessoa de Lima; SAFDIÉ FI Renda Fixa Cred. Priv. (0.2083%) – Thiago de Oliveira Barbieri; UBS Pactual HDI Credito FI RF (0.8333%) / FI Referenciado Pactual Yield DI (9.7583%) – Albano Rodrigues do Prado Franco. The representatives of the Trustee, Planner Trustee DTVM LTDA. – Mrs. Viviane Rodrgues, and Gafisa S.A. – Mr. Rodrigo Luis Rey and Fabiana Utrabo Rodrigues were also present.

This sheet is part of the 2nd Session of the Minutes of the General Meeting of Debenture Holders under the 4th Issue of Simple Debentures by Gafisa S.A., started on 13 July 2009 and ended on 21 July 2009.

4. Presiding Board: Chairman: Luiz Carlos Marinho de Andrade. Secretary: Viviane Rodrigues.

5. Agenda: 1. To exclude the indebtedness limit set forth in item 3 of line (m) of item 4.12.1 of the “Indenture of the 4th Issue of Simple Debentures by Gafisa S.A.”, as amended on 18 September 2005 (“Indenture”), in the amount of R$ 1,000,000,000.00 (one billion Reals), since the determination of said limit in absolute terms is no longer an adequate criterion to evidence Gafisa’s ability to make payment; 2. To replace the concept of “SFH Indebtedness” set forth in line (b) of line (m) of item 4.12.1 of the Indenture with the concept of “Project Indebtedness”, defined as follows: “Project Indebtedness is the sum of all of Gafisa’s loan agreements entered into for the purpose of financing construction and whose funds originate in the Housing Financial System – SFH or the Severance Fund – FGTS (including the loan agreements of its subsidiaries, considered pro rata to Gafisa’s interest in each of them)”; 3. To amend the formula provided in item 1 of line (m) of item 4.12.1 of the Indenture by including “Project Indebtedness” in the numerator and “Minority Interest” in the denominator, as follows: “Total Indebtedness – Project Indebtedness – Cash / (Shareholders’ Equity + Minority Interest) 75%. Amounts relating to the FIDC (asset-backed fund) entered in the Minority Interest account shall not be taken into account for the purpose of calculating the covenant; 4. To include a clause on Early Redemption of the outstanding debentures against payment of the nominal value per unit plus yield, as provided in the Indenture, without payment of premium; and 5. Upon approval of the matters mentioned in items 1 through 4 above, to resolve on (i) increasing the yield of the debentures specified in item 4.9 of the Indenture, as per the proposal to be submitted by the Company, or (ii) payment of premium.

Upon satisfaction of legal formalities, the Chairman resumed the works of the meeting adjourned on 13 July 2009. Next, resolutions were adopted.

This sheet is part of the 2nd Session of the Minutes of the General Meeting of Debenture Holders under the 4th Issue of Simple Debentures by Gafisa S.A., started on 13 July 2009 and ended on 21 July 2009.

6. RESOLUTIONS: Debenture Holders representing 97.65% of the outstanding securities unanimously resolved as following:

1. To exclude the indebtedness limit set forth in item 3 of line (m) of item 4.12.1 of the “Indenture of the 4th Issue of Simple Debentures by Gafisa S.A.”, as amended on 18 September 2005 (“Indenture”), in the amount of R$ 1,000,000,000.00 (one billion Reals);

2. To replace the concept of “SFH Indebtedness” set forth in line (b) of line (m) of item 4.12.1 of the Indenture with the concept of “Project Indebtedness”, hereafter to have the following wording: “Project Indebtedness is the sum of all of Gafisa’s loan agreements entered into for the purpose of financing construction and whose funds originate in the Housing Financial System – SFH or the Severance Fund – FGTS (including the loan agreements of its subsidiaries, considered pro rata to Gafisa’s interest in each of them)”;

3. To amend the formula provided in item 1 of line (m) of item 4.12.1 of the Indenture by including “Project Indebtedness” in the numerator and “Minority Interest” in the denominator, hereafter to have the following wording: “Total Indebtedness – Project Indebtedness – Cash / (Shareholders’ Equity + Minority Interest) 75%. Amounts relating to the FIDC (asset-backed fund) entered in the Minority Interest account shall not be taken into account for the purpose of calculating the covenant;

4. To include clause 4.20, called Early Redemption, in Clause IV of the Indenture, with the following wording: “4.20. Early Redemption – The debentures may be redeemed at any time by the Company against payment of a premium equal to 2.5% calculated pro rata in relation to the period, on the basis of business days, with a base date on 1 July 2009, from the date of redemption until the maturity date, applicable to the price per unit of debenture on the redemption date, provided that there shall have been a resolution at a Meeting of the Board of Directors of the Company and 15 (fifteen) day prior notice published as provided in item 4.18 of Clause IV. Redemption may be in whole or in part, at the monetarily adjusted nominal value plus yield pro rata in relation to the period and payment of the above mentioned premium. In case of partial early redemption, the draw criterion shall be adopted, and the draw shall take place in the presence of the Trustee.

This sheet is part of the 2nd Session of the Minutes of the General Meeting of Debenture Holders under the 4th Issue of Simple Debentures by Gafisa S.A., started on 13 July 2009 and ended on 21 July 2009.

5. To approve a change in the yield of the Debentures, as specified in clause 4.9 of the Indenture, so that commencing on 1 July 2009 the yield of the Debentures shall comprise interest applicable to their unamortized Nominal Value per Unit and will be determined on the basis of the accrued average overnight rates for Interbank Deposits – DI, Extra Group, expressed as a percentage per annum, on the basis of a year with 252 (two hundred and fifty two) business days, as calculated and published by CETIP in the Daily Information Sheet available on its webpage (http://www.cetip.com.br) or in a newspaper with wide circulation (“DI Rate”) with the exponential addition of spread equal to 3.25% per annum, on the basis of a year with 252 (two hundred and fifty two) business days. The Yield shall be calculated on an exponential and cumulative basis pro rata in relation to the period, in respect of business days lapsed, and shall apply to the unamortized Nominal Value per Unit of the Debentures from 01 July 2009, or the maturity date of the latest Capitalization Period (as defined in item 4.9.3. below), as the case may be, until the date of actual payment, in accordance with the formula for calculation contained in the Indenture.

6. To authorize the Trustee to execute the Amendment to be prepared by the Company reflecting the resolutions contained in items 1 through 5 above.

7. Closing: There being no further business, the Chairman asked whether anyone wanted to speak and since nobody came forward, the works were ended and these Minutes were drawn up in summary form, which once read and found correct, were signed by the Chairman of the Meeting, by me the secretary, by the Company, by the Trustee and by the debenture holders. /s/ Chairman – Luiz Carlos Marinho de Andrade; Secretary – Viviane Rodrigues; Debênture Holders: FI Multimercado Centrais SICREDI / Sicredi FI Renda Fixa Permium / MBM Previdência Privada FI Renda Fixa CP UNICRED Central RJ / SICREDI FAPI – Fdo. de Após. Prog. Indiv. / Sicred FI Renda Fixa IH Previdência / MBM Seguradora - Rogério Braga; FI Fator Extra Multimercado / FI Fator Max Corporativo RF - Eduardo Boccuzzi; Banco Itaú BBA S.A - Carolina Bacellar Chicca Xirau – Darcira da Silva Carvalho Gonçalves; Top Renda Fixa Mix Créd. Priv. LP – FI / Credit Fix IB Renda Fixa CP LP – FI / Itaú Flexprev RF - Luiz Carlos Marinho de Andrade; FI Banestes VIP DI - Ref. LP / FI Banestes Giro Fix Bonificado - Ref. DI LP - José Luiz Arantes Silva; Banif Banco de Investimento Brasil S.A / Banif Banco de Investimento Brasil S.A - Helena Mendonça de Toledo Arruda; FI RF SERGIPE - Cred. Priv. FI RF Desenv. E Consolidação / BRZ Crédito Privado FI Multimercado / BRZ High Yield FI RF - Crédito Privado / Marupa FI Renda Fixa-Credito Privado / Credito Privado PPM FI Renda Fixa - Mariano Ceppas Figueiredo; HSBC BANK Brasil S.A. - Juliano Corsetti; HSBC FI RF Cred. Priv. LP Performance / CEREJEIRA FI RENDA FIXA / HSBC FI RF Cred Priv HDI Seg Perform - Carlos Shiguenobu Uema and Carlos Roberto Pessoa de Lima; SAFDIÉ FI Renda Fixa Cred. Priv. - Thiago de Oliveira Barbieri; UBS Pactual HDI Credito FI RF / FI Referenciado Pactual Yield DI - Albano Rodrigues do Prado Franco; Planner Trustee DTVM Ltda - Viviane Rodrigues; Gafisa S.A. - Rodrigo Luis Rey and Fabiana Utrabo Rodrigues. São Paulo, 21 July 2009. This is a true copy of the minutes drawn up in the appropriate book.

Secretary – Viviane Rodrigues

This sheet is part of the 2nd Session of the Minutes of the General Meeting of Debenture Holders under the 4th Issue of Simple Debentures by Gafisa S.A., started on 13 July 2009 and ended on 21 July 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2009

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.